1 U P X 5.1 Re - Election of David Allemann 5.3 Re - Election of Olivier Bernhard 5.5 Re - Election of Kenneth Fox 5.2 Re - Election of Amy Banse 5.4 Re - Election of Caspar Coppetti 5.6 Re - Election of Alex Perez For Against Abstain Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 0 3 L X W F + + q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Continued on the reverse side Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 1 – 13. A For Against Abstain 1. Acknowledgement of the Annual Report 2021 and the Audit Reports and Approval of the Management Report 2021, the Annual Consolidated Financial Statements of On Holding AG for 2021, and the Annual Financial Statements of On Holding AG for 2021 2. Appropriation of 2021 Financial Results 7.2. Re - Election of Caspar Coppetti as Co - Chairman of the Board of Directors If you wish to vote in favour of Agenda Items 1 - 13 as recommended by the Board of Directors, you need only to mark this box: In all other cases, please mark the following Agenda Items individually: For Against Abstain 3. Discharge of the Members of the Board of Directors and of the Executive Committee 4. Re - Election of Alex Perez as Proposed Representative of the Holders of Class A Shares on the Board of Directors 5. Re - Election of the Members of the Board of Directors For Against Abstain 6. Election of Dennis Durkin as a new Member of the Board of Directors For Against Abstain 7.1. Re - Election of David Allemann as Co - Chairman of the Board of Directors 7. Re - Elections of the Co - Chairmen of the Board of Directors 10. Re - Election of Statutory Auditors 8. Re - Elections and Election of the Members of the Nomination and Compensation Committee For Against Abstain 1. Re - Election of David Allemann as a Member of the Nomination and Compensation Committee 2. Re - Election of Kenneth Fox as a Member of the Nomination and Compensation Committee 3. Re - Election of Alex Perez as a Member of the Nomination and Compensation Committee 4. Election of Amy Banse as a Member of the Nomination and Compensation Committee 9. Re - Election of the Independent Proxy Representative For Against Abstain For Against Abstain 11. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee 11.1. Consultative Vote on the 2021 Compensation Report MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 000004 ENDORSEMENT_LINE______________ SACKPACK_____________ 2022 Annual Meeting Proxy Card Class A Shares 1234 5678 9012 345 MMMMMMMM M 5 3 8 5 3 4 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T C123456789 MMMMMMMMMMMM MMMMMMMMMMMMMM MMMMMM 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext If no electronic voting, delete QR code and control # Δ ≈ Online Go to www.investorvote.com/ONON or scan the QR code — login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/ONON Your vote matters – here’s how to vote! You may vote online instead of mailing this card. Votes submitted electronically and proxy cards must be received by May 21, 2022 at 11:59 p.m. EDT / May 22, 2022 5:59 a.m. CEST

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/ONON Notice of 2022 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — May 24, 2022 Anwaltskanzlei Keller KLG, a law firm in Zurich, Switzerland, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of On Holding AG to be held on May 24 , 2022 or at any postponement or adjournment thereof . Shares represented by this proxy will be voted by the Independent Proxy Representative . If no such directions are indicated, the Independent Proxy Representative will vote FOR the election of the nominated candidates for the Board of Directors and FOR items 1 - 13 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item . (Items to be voted appear on reverse side and below) Proxy — On Holding AG q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Change of Address — Please print new address below. Comments — Please print your comments below. Non - Voting Items C + + Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title and provide proof of the power of representation. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B For Against Abstain 11.2. Approval of the Maximum Aggregate Compensation for the Non - Executive Members of the Board of Directors for the Period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2023 11.3. Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2023 If a new proposal is made under a new or existing agenda item, I instruct the Independent Proxy Representative to: vote in accordance with the recommendation of the Board of Directors approve the proposal vote against the proposal a b s t ain in case this proxy card is returned signed by the shareholder, but not filled out, the Independent Proxy Representative is instructed to vote in accordance with the recommendations of the Board of Directors. 12. Amendment of Art. 8 of the Articles of Association 13. Amendment of Art. 11 of the Articles of Association